Exhibit 10kkk

Norfolk Southern Corporation Long-Term Incentive Plan

Award Agreement

Performance Share Units

This AGREEMENT dated as of <Date> (Award Date), between NORFOLK SOUTHERN CORPORATION (Corporation), a Virginia corporation, and <Employee Name> (Participant), Employee ID No. <Emp_Id>.

1.       Award Contingent Upon Execution of this Agreement and of Non-Compete.  This Award is contingent upon the Participant’s execution of this Agreement and the associated non-compete agreement.  This Award shall be void, and the Participant shall not be entitled to any rights hereunder, unless the Participant executes the non-compete agreement on or before <Date>.

2.       Terms of Plan Govern.  Each Award made hereunder is made pursuant to the Norfolk Southern Corporation Long‑Term Incentive Plan (Plan), all the terms and conditions of which are deemed to be incorporated in this Agreement and which forms a part of this Agreement.  The Participant agrees to be bound by all the terms and provisions of the Plan and by all determinations of the Committee thereunder.  Capitalized terms used in this Agreement but not defined herein shall have the same meanings as in the Plan.

3.       Award of Performance Share Units. The Corporation hereby confirms an Award to the Participant on Award Date of <PSUs> Performance Share Units (PSUs).  The award of PSUs shall entitle the Participant to receive shares of Common Stock of the Corporation upon the Corporation’s achievement over a Performance Cycle of performance goals established by the Committee at the time of grant for the following equally weighted Performance Criteria:

(a)    the three-year total return to the Corporation’s stockholders as compared with the total return on the publicly traded stocks of North American Class I railroads (which, as of the Award Date, are Canadian National Railway Company, Canadian Pacific Railway Limited, CSX Corporation, Kansas City Southern and Union Pacific Corporation), with the total return measured at the end of the period using the closing price per share of stock on the principal national stock exchange on which shares are listed as determined during the 20 days on which stock is traded ending on and including December 31, <Year Preceding Year of Award Date> and December 31, <3 Years After > (or, if a stock is not traded on the stock’s national exchange on December 31, <3 Years After >, on the most recent trading day immediately preceding such date), and with a specified minimum earnout if the three-year total return to the Corporation’s stockholders is greater than the median total return on all stocks comprising the S&P 500 Composite Stock Price Index; and

(b)    the average of the Corporation’s annual after-tax returns on average invested capital for the three-year Performance Cycle.

Any PSUs earned at the end of the three-year Performance Cycle shall be distributed in whole shares of Common Stock of the Corporation, subject to tax withholding as provided in Section 5 of this Agreement.  The value of PSUs earned, if any, shall be determined by the Fair Market Value of the Corporation’s Common Stock on the first day on which such stock is traded after a full trading day has elapsed following the release of the Corporation’s annual financial information for the last year of the Performance Cycle.

If the Participant’s employment is terminated for any reason other than the Participant’s Retirement, Disability, or death before the expiration of the Performance Cycle, all PSUs awarded hereunder shall be forfeited immediately and all the Participant’s rights to such shares shall terminate immediately without further obligation on the part of the Corporation or any Subsidiary Company.  If the Participant is granted a leave of absence before the end of the Performance Cycle, the Participant shall not forfeit rights with respect to any Performance Shares that were being earned during the Performance Cycle, unless the Participant’s employment with the Corporation or a Subsidiary Company terminates at any time during or at the end of the leave of absence and before the end of the Performance Cycle, at which time the Participant shall forfeit all rights with respect to any Performance Shares that were being earned during the Performance Cycle.

If a Participant’s employment is terminated before the end of the Performance Cycle by reason of Retirement, Disability or death, the Participant’s rights with respect to any Performance Shares being earned during the Performance Cycle shall continue as if the Participant’s employment had continued through the end of the Performance Cycle.  Notwithstanding the foregoing, if the Participant Engages in Competing Employment following Retirement or Disability before the end of the Performance Cycle, then Participant shall immediately forfeit all rights with respect to any Performance Shares that were being earned during the Performance Cycle without further obligation on the part of the Corporation or any Subsidiary Company.  A Participant “Engages in Competing Employment” if the Participant works for or provides services for any Competitor, on the Participant’s own behalf or on behalf of others, including, but not limited to, as a consultant, independent contractor, owner, officer, partner, joint venturer, or employee.  For this purpose, a “Competitor” is any entity in the same line of business as the Corporation in North American markets in which the Corporation competes, including, but not limited to, any North American Class I rail carrier, any other rail carrier competing with the Corporation (including without limitation a holding or other company that controls or operates or is otherwise affiliated with any rail carrier competing with the Corporation), and any other provider of transportation services competing with Corporation, including motor and water carriers.

No dividend equivalent payments shall be made with respect to the award of Performance Share Units hereunder.

4.       Savings Clause for Rules of Professional Responsibility.  Nothing contained in this Agreement will operate or be construed to restrict a lawyer in the practice of law in contravention of Rule 5.6 of the Virginia Rules of Professional Conduct or a similar professional conduct rule applicable to a lawyer who is an active member of any other state bar.

5.       Tax Withholding.  The minimum necessary tax withholding obligation with respect to an award of PSUs will be satisfied with shares of Common Stock of the Corporation upon distribution of such award.

6.    Recoupment.  The Participant acknowledges that the Corporation shall recover from any Participant who is a current or former executive officer all or any portion of any PSUs awarded to the extent required by Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, Public Law No. 111‑203, or as may otherwise be required by law.  In addition, any Participant who at any time is a Board-elected officer at the level of Vice President or above agrees that he will, upon the demand of the Board of Directors, reimburse all or any portion of PSUs awarded if (a) financial results are restated due to the material noncompliance of the Corporation with any financial reporting requirement under the securities laws, (b) a lower PSU distribution would have been made to the officer based upon the restated financial results, and (c) the PSUs were distributed within the three-year period prior to the date the applicable restatement was disclosed.  The Participant acknowledges and agrees that the Board of Directors or the Corporation may, without waiving any other legal remedy allowed by law, deduct the full amount of such repayment obligation from any amounts the Corporation then owes, or will in the future owe, to the Participant.  Nothing in this Agreement shall waive the Committee’s, Board of Directors’ or Corporation’s rights to take any such other action as the Committee, Board of Directors or the Corporation may deem appropriate in view of all the facts surrounding the particular financial restatement.

IN WITNESS WHEREOF, the Corporation has caused this Agreement to be executed by its duly authorized officer, and the Participant has executed this Agreement by his or her electronic acceptance hereof, in acceptance of the above‑mentioned Award, subject to the terms of the Plan and of this Agreement, all as of the day and year first above written.

                                                                By:

                                                                          NORFOLK SOUTHERN CORPORATION